Exhibit 99.1

LightInTheBox Reports Fourth Quarter

and Full Year 2015 Financial Results

Conference Call to be Held at 8:00AM ET on April 11, 2016

Beijing, China, April 11, 2016 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2015.

Fourth Quarter 2015 Highlights

•             GAAP net revenues were $87.5 million, exceeding the Company’s guidance of $81.0 million to $83.0million. Non-GAAP1 net revenues were $95.9 million.

•             Non-GAAP net income was $5.5 million, compared with non-GAAP net loss of $0.5 million in the same quarter of 2014. GAAP net loss was $3.5 million, compared with GAAP net loss of $8.8 million during the same quarter last year.

•             Non-GAAP gross margin was 40.9%, compared with 39.5% in the same quarter of 2014. GAAP gross margin was 35.3%, compared with 35.2% during the same period last year.

•             Mobile revenue increased to 37.0% of total net revenues, compared with 29.7% in the same quarter of 2014, and 34.6% in the third quarter of 2015.

Full Year 2015 Highlights

•             GAAP net revenues were $323.8 million. Non-GAAP net revenues were $366.2 million.

•             Non-GAAP net income was $7.2 million, compared with non-GAAP net loss of $19.5 million in 2014. GAAP net loss was $39.4 million.

•             Non-GAAP gross margin was 43.4%, compared with 39.0% in 2014. GAAP gross margin was 36.0%, compared with 38.0% last year.

•             Mobile revenue increased to 33.5% of total net revenues, compared with 26.8% last year.

Mr. Alan Guo, Chairman and CEO of LightInTheBox, commented, “We made significant progress in further improving our operational efficiency during the quarter, which, as expected, resulted in a substantially improved bottom line. We are also pleased to see our revenue exceed guidance due to strong sales during the Christmas holiday season. As a more recent development, we are very pleased to welcome Zall Development as a strategic partner.”

Mr. Robin Lu, CFO of LightInTheBox commented, “We again exceeded the high end of our revenue guidance during the quarter. On a GAAP basis, our bottom line improved substantially as our cost cutting measures and improved operational efficiency continued to bear fruit. We believe we will see further improvements of our bottom line during the first quarter of 2016.”

Fourth Quarter 2015 Financial Results

GAAP net revenues decreased 22.0% year-over-year to $87.5 million from $112.1 million in the same quarter of 2014. Excluding the $8.4 million unfavorable impact of year-over-year changes in foreign exchange rates, non-GAAP net revenues were $95.9 million during the fourth quarter of 2015. Total orders decreased 25.9% year-over-year to 2.3 million during the fourth quarter of 2015, while the total number of customers who made a purchase decreased 18.4% year-over-year to 1.8 million. Mobile revenue increased to 37.0% of total net revenues, compared with 29.7% for the corresponding period of 2014.

1 Non-GAAP measures are adjusted by excluding foreign exchange impact on net revenues, share-based compensation and one-time expense.  Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Revenues in the apparel category decreased 34.7% year-over-year to $27.2 million for the fourth quarter of 2015. As a percentage of total net revenues, apparel revenues were 31.1%, compared with 37.2% in the same quarter of 2014. Revenues from other general merchandise decreased by 14.5% year-over-year to $60.3 million during the fourth quarter of 2015.

Revenues from Europe decreased by 26.2% to $52.0 million, representing 59.5% of total net revenues during the fourth quarter of 2015. Revenues from North America increased by 6.1% to $26.5million, representing 30.2% of total net revenues during the quarter, while revenues from other countries decreased by 46.1% to $9.0 million, representing 10.3% of total net revenues this quarter.

Gross profit for the fourth quarter of 2015 was $30.8 million, down from $39.5 million in the same period of 2014.Gross margin was 35.3% in the fourth quarter of 2015, compared with 35.2% in the same quarter of 2014. Excluding the unfavorable changes in foreign exchange rates, non-GAAP gross margin during the fourth quarter of 2015 was 40.9%.

Total operating expenses in the fourth quarter of 2015 were $34.3 million, compared with $48.1 million in the same quarter of 2014.

•             Fulfillment expenses in the fourth quarter of 2015 were $5.2 million, compared with $7.6 million in the same quarter of 2014. Fulfillment expenses per order were $2.30, a decrease from $2.47 in the same quarter of 2014 and $2.75 from the third quarter of 2015.

•             Selling and marketing expenses in the fourth quarter of 2015 were $20.4 million, compared with $28.8 million in the same quarter of 2014. Selling and marketing expenses per order decreased to $9.01 from $9.43 in the same quarter 2014 and $10.90 from the third quarter of 2015.

•             General and administrative (G&A) expenses in the fourth quarter of 2015 were $8.7 million, compared with $11.7 million in the same quarter of 2014. As a percentage of total net revenues, G&A expenses were 9.9%, compared with 10.4% in the same quarter of 2014 and 14.7% last quarter. G&A expenses in the fourth quarter of 2015 included $3.3 million in technology investments, compared with $4.2 million in the same quarter of 2014.

Loss from operations was $3.5 million in the fourth quarter of 2015, compared with a loss from operations of $8.6 million in the same quarter of 2014.

Net loss was $3.5 million in the fourth quarter of 2015, compared with a net loss of $8.8 million in the same quarter of 2014.

Net loss per ADS was $0.07 in the fourth quarter of 2015, compared with net loss per ADS of $0.18 in the same quarter of 2014. Each ADS represents two ordinary shares.

Non-GAAP net income was $5.5 million in the fourth quarter of 2015, compared with non-GAAP net loss of $0.5 million in the same quarter of 2014.

Non-GAAP net income per ADS was $0.12 in the fourth quarter of 2015, compared with non-GAAP net loss per ADS of $0.01 in the same quarter of 2014.

For the quarter ended December 31, 2015, the Company’s weighted average number of ADSs used in computing the loss per ADS was 47,163,074.

As of December 31, 2015, the Company had cash and cash equivalents, term deposits and restricted cash of $32.5 million, compared with $36.0 million as of September 30, 2015.

Full Year 2015 Financial Results

GAAP net revenues decreased 15.3% to $323.8 million for the full year of 2015. Excluding the $42.4 million unfavorable impact of year-over-year changes in foreign exchange rates, non-GAAP net revenues were $366.2 million for the full year of 2015. Total orders decreased 8.3% year-over-year to 8.9 million in 2015, while the total number of customers who made a purchase decreased 3.5% year-over-year to 5.9 million. Mobile revenue increased to 33.5% of total net revenues, compared with 26.8% for the full year of 2014.

Revenues in the apparel category decreased 11.2% year-over-year to $123.1 million for the full year of 2015. As a percentage of total net revenues, apparel revenues were 38.0%, compared with 36.2% in 2014. Revenues from other general merchandise decreased by 17.7% year-over-year to $200.7 million for the full year of 2015.

Revenues from Europe decreased by 20.0% to $191.4 million, representing 59.1% of total net revenues for the full year of 2015. Revenues from North America increased by 13.2% to $92.4 million, representing 28.6% of total net revenues in 2015, while revenues from other countries decreased by 35.1% to $40.0 million, representing 12.3% of total net revenues for 2015.

Gross profit for the full year of 2015 was $116.4 million, down from $145.3 million in 2014. Gross margin for the full year of 2015 was 36.0%, compared with 38.0% in 2014.Excluding the unfavorable changes in foreign exchange rates, non-GAAP gross margin for the full year of 2015 was 43.4%, compared with 39.0% in 2014.

Total operating expenses in the full year of 2015 were $155.6 million, compared with $176.0 million in 2014.

•             Fulfillment expenses in the full year of 2015 were $22.4 million, compared with $23.9 million in 2014. Fulfillment expenses per order were $2.52, an increase from $2.47 in 2014.

•             Selling and marketing expenses in the full year of 2015 were $91.6 million, compared with $105.2 million in 2014. Selling and marketing expenses per order decreased to $10.29 from $10.84 in 2014.

•             General and administrative (G&A) expenses in the full year of 2015 were $41.6million, compared with $46.9 million in 2014. As a percentage of total net revenues, G&A expenses were 12.8% for 2015, compared with 12.3% in 2014. G&A expenses in 2015 included $15.9 million in technology investments, compared with $15.0 million in 2014.

Loss from operations was $39.2 million for the full year of 2015, compared with an operating loss of $30.7 million in 2014.

Net loss was $39.4 million in 2015, compared with a net loss of $30.0 million in the prior year.

Net loss per ADS was $0.83 in 2015, compared with a net loss per ADS of $0.61 in 2014. Each ADS represents two ordinary shares.

Non-GAAP net income in 2015 was $7.2 million, compared with non-GAAP net loss of $19.5 million in 2014.

Non-GAAP net income per ADS was $0.15 in 2015, compared with net loss per ADS was $0.39 in 2014.

For the year ended December 31, 2015, the Company’s weighted average number of ADSs used in computing the loss per ADS was 47,485,027.

Business Outlook

For the first quarter of 2016, based on current information and seasonality, the Company expects net revenues to be between $65.0 million and $67.0 million. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on Monday, April 11, 2016 to discuss its financial results and operating performance for the fourth quarter of 2015. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004

Hong Kong Toll Free: 800-906-601

China: 400-620-8038

International: +65-6713-5090

Passcode: 84083736

A telephone replay will be available two hours after the conclusion of the conference call through April 18, 2016. The dial-in details are:

US: +1-646-254-3697

Hong Kong: +852-3051-2780

International: +61-2-8199-0299

Passcode: 84083736

A live and archived webcast of the conference call will be available on the Investor Relations section of LightInTheBox’s website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Use of Non-GAAP Financial Measures

LightInTheBox uses non-GAAP net revenues, non-GAAP gross profit, non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) per basic and diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP net revenues are net revenues excluding foreign exchange impact on net revenues. Non-GAAP gross profit is gross profit excluding foreign exchange impact on net revenues. Non-GAAP income (loss) from operations is income (loss) from operations excluding foreign exchange impact on net revenues, share-based compensation and one-time expense. Non-GAAP net income (loss) is net income (loss) excluding the foreign exchange impact on net revenues, share-based compensation and one-time expense. Non-GAAP net income (loss) per basic and diluted ADS is non-GAAP net income (loss) divided by weighted average number of basic and diluted ADS, respectively. The Company continuously monitors the impact of currency exchange rates on net revenues given that it is a global company and has exposure to a variety of currencies. Starting in the fourth quarter of 2014, there was a significant impact on net revenues from changes in foreign currency exchange rates against the U.S. dollar. Due to the nature of its business, the Company believes that excluding the impact of such fluctuations more appropriately reflects the Company’s results of operations, and provides investors with a better understanding of the Company’s business performance. The Company believes that separate analysis and exclusion of foreign exchange impact on net revenues and the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of foreign exchange impact on net revenues, non-cash share-based compensation expenses and one-time expense, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net loss for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollar in thousands)

	As of December 31, 2014	As of December 31, 2015
ASSETS
Current Assets
Cash and cash equivalents	75,358	30,901
Term deposit	5,802	—
Restricted cash	2,267	1,606
Accounts receivable	695	920
Inventories, net	9,845	11,261
Prepaid expenses and other current assets	5,189	5,053
Total current assets	99,156	49,741
Property and equipment, net	3,664	2,209
Acquired intangible assets, net	249	232
Goodwill	690	690
Long-term rental deposit	708	658
Long-term investment	—	1,963
TOTAL ASSETS	104,467	55,493

LIABILTIES
Current Liabilities
Accounts payable	25,236	29,351
Advance from customers	10,979	8,282
Accrued expenses and other current liabilities	25,069	19,983
Total current liabilities	61,284	57,616
TOTAL LIABILITIES	61,284	57,616

EQUITY (DEFICIT)
Ordinary shares	7	7
Treasury shares, at cost	(10,957)	(19,996)
Additional paid-in capital	155,872	159,190
Accumulated deficit	(101,608)	(141,015)
Accumulated other comprehensive loss	(131)	(309)
TOTAL EQUITY (DEFICIT)	43,183	(2,123)
TOTAL LIABILITIES AND EQUITY	104,467	55,493

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended		Twelve-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2014	2015	2014	2015
Net revenues	112,134	87,483	382,407	323,763
Cost of goods sold	(72,635)	(56,642)	(237,095)	(207,354)
Gross profit	39,499	30,841	145,312	116,409
Operating expenses
Fulfillment	(7,551)	(5,215)	(23,926)	(22,419)
Selling and marketing	(28,829)	(20,432)	(105,186)	(91,614)
General and administrative	(11,692)	(8,648)	(46,916)	(41,535)
Total operating expenses	(48,072)	(34,295)	(176,028)	(155,568)
Loss from operations	(8,573)	(3,454)	(30,716)	(39,159)
Exchange loss on offshore bank accounts	(645)	(84)	(1,556)	(938)
Interest income	402	36	2,355	773
Loss before income taxes	(8,816)	(3,502)	(29,917)	(39,324)
Income taxes expenses	(14)	(9)	(70)	(49)
Loss from equity meothd investment	—	(18)	—	(34)
Net loss	(8,830)	(3,529)	(29,987)	(39,407)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	97,649,700	94,326,148	99,001,560	94,970,054
—Diluted	97,649,700	94,326,148	99,001,560	94,970,054

Net loss per ordinary share
—Basic	(0.09)	(0.04)	(0.30)	(0.41)
—Diluted	(0.09)	(0.04)	(0.30)	(0.41)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.18)	(0.07)	(0.61)	(0.83)
—Diluted	(0.18)	(0.07)	(0.61)	(0.83)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended		Twelve-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2014	2015	2014	2015
Net revenues	112,134	87,483	382,407	323,763
Foreign exchange impact on net revenues*	8,006	8,433	6,481	42,433
Non-GAAP net revenues	120,140	95,916	388,888	366,196

Gross profit	39,499	30,841	145,312	116,409
Foreign exchange impact on net revenues*	8,006	8,433	6,481	42,433
Non-GAAP gross profit	47,505	39,274	151,793	158,842

Loss from operations	(8,573)	(3,454)	(30,716)	(39,159)
Foreign exchange impact on net revenues*	8,006	8,433	6,481	42,433
Share-based compensation expenses	350	587	2,518	3,196
Charge for the settlement of a class action lawsuit	—	—	1,500	—
One-time severance cost	—	—	—	935
Non-GAAP (loss) income from operations	(217)	5,566	(20,217)	7,405

Net loss	(8,830)	(3,529)	(29,987)	(39,407)
Foreign exchange impact on net revenues*	8,006	8,433	6,481	42,433
Share-based compensation expenses	350	587	2,518	3,196
Charge for the settlement of a class action lawsuit	—	—	1,500	—
One-time severance cost	—	—	—	935
Non-GAAP net (loss) income	(474)	5,491	(19,488)	7,157

Non-GAAP weighted average numbers of shares used in calculating net (loss) income per ordinary share
—Basic	97,649,700	94,326,148	99,001,560	94,970,054
—Diluted	97,649,700	94,576,518	99,001,560	95,221,500

Non-GAAP net (loss) income per ordinary share
—Basic	(0.00)	0.06	(0.20)	0.08
—Diluted	(0.00)	0.06	(0.20)	0.08

Non-GAAP net (loss) income per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.01)	0.12	(0.39)	0.15
—Diluted	(0.01)	0.12	(0.39)	0.15

* The foreign exchange impact on net revenue includes all net revenues received in currencies other than USD in the calculation and the exchange rate in the calculation of the foreign exchange impact on the net revenue is using the comparable period exchange rate. For example, the foreign exchange impact on the net revenue of December 2015 will be calculated by the average of the daily exchange rates in December 2014 times the respective original foreign currency net revenues in December 2015.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(U.S. dollar in thousands)

	Three-month Period Ended		Twelve-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2014	2015	2014	2015
Net loss	(8,830)	(3,529)	(29,987)	(39,407)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	478	528	1,855	2,135
Share-based compensation	350	587	2,518	3,196
Inventory write-down	—	533	1,206	1,890
Exchange loss on offshore bank accounts	645	84	1,556	938
Loss from equity method investment	—	18	—	34
Changes in operating assets and liabilities
Accounts receivable	(170)	(471)	(447)	(246)
Inventories	(2,415)	(667)	(4,000)	(3,326)
Prepaid expenses and other current assets	3,212	(301)	3,639	106
Accounts payable	7,837	3,514	6,567	4,117
Advance from customers	(2,323)	(2,768)	818	(2,697)
Accrued expense and other current liabilities	2,083	(705)	9,465	(4,674)
Long-term rental deposit	8	99	(79)	33
Net cash provided by (used in) operating activities	875	(3,078)	(6,889)	(37,901)
Cash flows from investing activities
Purchase of property and equipment	(530)	(149)	(2,576)	(769)
Maturity of term deposit	34,349	—	157,519	43,054
Addition of term deposit	—	—	(84,855)	(37,708)
Withdrawal (deposit) in restricted cash	240	(329)	(907)	661
Payment for long term investment	—	—	—	(2,085)
Net cash provided by (used in) investing activities	34,059	(478)	69,181	3,153
Cash flows from financing activities
Proceeds from exercise of share options	9	—	230	122
Repurchase of ordinary shares	(5,016)	—	(10,650)	(9,039)
Net cash used in financing activities	(5,007)	—	(10,420)	(8,917)
Effect of exchange rate changes on cash and cash equivalents	(249)	(219)	(259)	(792)
Cash and cash equivalents at beginning of period	45,680	34,676	23,745	75,358
Cash and cash equivalents at end of period	75,358	30,901	75,358	30,901